Mail Stop 3561

May 6, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Richard N. Berman
Chairman and Chief Executive Officer
Dorman Products, Inc.
3400 East Walnut Street
Colmar, Pennsylvania 18915

> **Re: Dorman Products, Inc.**
> **Form 10-K for the year ended December 29, 2007**
> **Filed March 6, 2008**
> **File No. 0-18914**

Dear Mr. Berman:

We have received your letter dated April 16, 2008, and have the following additional comments. Please respond to confirm that such comments will be complied with. Your response should be submitted in electronic form, under the label "corresp". Please respond within (10) business days.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Change in Vacation Policy</u>

1. We note your response to previous comment #1. Please add disclosure in future filings to clarify in detail the changes in your vacation policy that resulted in the reduction of your vacation accrual.

<u>Other</u>

2. Your response letter dated April 16, 2008 should be submitted in electronic form, under the label "corresp".

You may contact Effie Simpson at (202) 551-3346, or the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Mathias J. Barton, CFO
             (215) 997-1741